Federated Equity Funds

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 8, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY FUNDS (“Registrant”)
Federated Mid Cap Growth Strategies Fund (“Fund”)
Institutional Shares
1933 Act File No. 2-91090
1940 Act File No. 811-4017

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 104 submitted via EDGAR on November 13, 2009.

Under separate cover, the Registrant has previously mailed to you a revised set of revisions to the Fund’s fee table, bar chart and average annual total return tables in response to your global comments Rule 485(a) filings submitted at the end of September 2009 (“September Filings”) for certain portfolios of Federated Fixed Income Securities, Inc., Federated Total Return Series, Inc. and Federated Equity Funds.

Please note that the Registrant acknowledges your global disclosure comments as communicated in the September Filings as well as global disclosure comments communicated for the Fund and intends to comply with those comments as noted below.  Please note that the Registrant will bring to your attention promptly for discussion any disclosure matters in its Registration Statement which it believes may differ from those previously agreed upon changes.

1.	Example: In accordance with your comment, the Registrant will revise the introductory paragraph so that it does not include a reference to waivers.

2.
Portfolio Turnover: In accordance with your comment, the Fund will move the sentence, “The Fund actively trades its portfolio securities in an attempt to achieve its investment objective,” to the Investment Strategy section.

3. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add derivative and hybrid instruments disclosure from the full strategy discussion, the Fund will add the following sentence:

  “The Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy as more fully described in the Fund’s prospectus.”

4. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to verify the ranges disclosed for the Russell Midcap Growth Index, specifically that the $0.028 billion low-end of the range, is accurate for a mid-cap fund and whether this index is established and used by other mid-cap funds, the Fund hereby verifies that the October 31, 2009 low end of the range is $0.028 billion and that this index is established and used by numerous other mid-cap funds.

5. Under the Summary Section Fee and Expenses Table, you asked the Fund to confirm that whether footnote to the table is required pursuant to the Fund’s agreement and settlement with the New York Attorney General.  If not required, the Fund is asked to move this disclosure to a narrative section, such as “Advisory Fees,” in the prospectus.  In accordance with your comment, the Fund has confirmed that the footnote disclosure is not required by the Fund’s agreement and settlement.  However, the Fund is making this disclosure in response to the requirements of Instruction 3(e) of Item 3 of Form N-1A.

If you have any questions, please do not hesitate to contact me at (412) 288-4827.

Very truly yours,

/s/ Heidi Loeffert
Heidi Loeffert
Paralegal